DATE: 5/17/2022 ORDER NUMBER: 369408

The following items that you have ordered on CertifiedLink.Com are still available and have been reserved for you:
GAME BOY COLOR CONSOLE: CLEAR PURPLE/HOLOSTRIP VERSION: 1ST PRINT (GAME BOY COLOR) CONSOLE - SEALED / VGA 85+ $5100

Available SubTotal = $5100
Shipping & Handling = $69
Sales tax = $0
Payment Method = Check
Total = $5169

Please print out this page and send it with the total payment to CertifiedLink at the following address:

CertifiedLink
25502 Network Place
Chicago, IL 60673-1255

Shipping address:	Billing address:
RSE Archive	Fitz Tepper
71 Southgate BLVD	71 Southgate BLVD
New Castle, DE 19720	New Castle, DE 19720
United States	United States

Please allow two weeks from the date that your payment clears for an order to ship before inquiring about shipping status.

Thank you for being a valued CertifiedLink customer!

Sincerely,

The CertifiedLink Team
https://www.certifiedlink.com
Email - buysell@comiclink.com
Phone - 617/517-0062